VIA EDGAR

February 4, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attn:	Patrick Gilmore
Jennifer Fugario
Gabriel Eckstein
Barbara C. Jacobs

Re:	QuinStreet, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 23, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 5, 2012
File No. 001-34628

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated January 22, 2013, relating to the Form 10-K for the fiscal year ended June 30, 2012 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2012 (the “Form 10-Q”) of QuinStreet, Inc. (“QuinStreet,” the “Company” or “we”). For ease of review, we have set forth each of the Staff’s comments in bold print below, followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 63

1.

We note from your risk factor disclosures on page 15 that certain regulatory and legislative changes in the for-profit education sector have negatively affected your clients’ businesses and could impact demand, pricing or the form of your services. In this regard, you disclose that the U.S. Department of Education issued certain regulations on incentive compensation and other matters effective July 1, 2011, which includes the repeal of safe harbors regarding incentive compensation for Internet-based recruiting and admissions activities. You indicate that the elimination of the safe harbors has created uncertainty for you and your education clients and impacts the way you are paid by your clients and, as a result, has reduced the amount of revenue generated from the education client vertical. Please tell us if these new regulations have had, or are expected to have, an impact on revenue recognition and describe any such changes. Additionally, please explain the changes that have occurred with respect to the way you are paid by your education clients and whether this had an impact on how you report such revenue (i.e., gross versus net). Finally, please elaborate further on how these regulatory and legislative changes could impact the form of your services.

Response: In response to the Staff’s comments, the Company advises the Staff that the revised regulations have not impacted, and are not expected to impact, the Company’s revenue recognition policy. Pursuant to the regulations noted by the Staff, payments for contact information or consumer “clicks” do not constitute incentive compensation for purposes of the Higher Education Act provided that there is no commission, bonus or other incentive payment based directly or indirectly upon success in securing enrollments (“success fees”). The Company earns revenue upon delivery of qualified leads and revenue arrangements with its clients in its education client vertical. The Company is not paid success fees based on enrollments or similar type of fees. Accordingly, there has been no change to the manner in which the Company generates revenue or the way in which the Company accounts for its arrangements with clients in its education client vertical.

The Company respectfully advises the Staff that the risk factor disclosure referenced in the Staff’s question was intended to state “the new regulations could impact the way in which we are paid.” To date, there have been no changes to the way in which the Company is paid, and, at this time, no changes are expected in the future as a result of the new regulations. The Company will revise the risk factor disclosure in future filings.

As a result of the new regulations, the Company’s education clients prefer more control over their marketing practices. For example, the form of the Company’s services changed with the introduction of a ‘click product’ to deliver prospects in a way that allows the Company’s education clients to convert prospects into students on their own operated websites, giving them more control over their own marketing practices. Although the delivery method changed with the introduction of a click product, the Company continues to be compensated based on qualified leads.

Note 10. Commitments and Contingencies

Litigation, page 85

2.

We note that you made a payment in the fourth quarter of fiscal 2012 of $2.5 million in connection with the attorneys general matter to reimburse the settling states for the cost of the investigation and negotiating process. Based on the disclosures provided on page 20 of the Form 10-Q for the quarterly period ended March 31, 2012, you stated that the attorney general of Kentucky sent you a letter on April 13, 2012 requesting, among other items, monetary compensation for the States’ costs of investigations and civil penalties. We further note that you disclosed that neither the outcome of the investigation nor the amount or potential range of exposure, if any, associated with the investigation could be assessed at the time. Please clarify what you mean by this statement and tell us how your disclosure complies with the ASC 450-20-50. As part of your response, tell us whether there was a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of March 31, 2012. If you concluded that there was a reasonable possibility of additional loss, please tell us how your disclosures complied with ASC 450-20-50. In this regard, we note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please note that this comment also applies to the disclosure you provide in connection with the Lending Tree, LLC patent infringement litigation lawsuit.

Response: The Company considered the guidance from ASC 450-20-50 when evaluating the attorney general of Kentucky and Lending Tree, LLC patent infringement litigation lawsuit matters. The Company determined in each case that there was a reasonable possibility that a loss exceeding amounts already recognized may be incurred, and an estimate of the loss or range of loss could not be made.

With regard to the attorney general of Kentucky matter, the Company determined that there was a reasonable possibility that a loss exceeding amounts already recognized may be incurred, an estimate of the possible loss or range of possible losses could not be made. This conclusion was based on several factors, including that (i) the Company received the letter from the attorney general of Kentucky on April 13, 2012, only 18 business days prior to the Company filing its Form 10-Q for the quarterly period ended March 31, 2012; (ii) the letter did not specify a monetary demand; (iii) as of the date of the filing of the Form 10-Q for the quarterly period ended March 31, 2012, no formal claim had been filed against the Company; and (iv) the Company does not have experience with cases of a similar nature to enable it to determine a reasonable estimate of the loss or range of loss.

With regard to the disclosure related to the Lending Tree, LLC patent infringement litigation lawsuit, the Company determined that there was a reasonable possibility that a loss exceeding amounts already recognized may be incurred, an estimate of the possible loss or range of possible losses could not be made. This determination was made after consideration of a number of factors, including that at the time of the filing, (i) the Company intended to vigorously defend the lawsuit, (ii) the Company believed it had meritorious defenses against Lending Tree’s claims, and the court had upheld certain disputed terms of the patent-in-suit in favor of the Company, (iii) Lending Tree had not specified the level of damages sought, and (iv) the Company does not have experience with cases of a similar nature to enable it to determine a reasonable estimate of the loss or range of loss. As a result of discussions with Lending Tree subsequent to the filing of the Company’s Form 10-Q, the Company chose to settle the dispute to prevent further distraction to its business.

In future filings, the Company will clarify its disclosure such that when the likelihood of a loss contingency becomes at least reasonably possible, or, there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred, the Company will disclose an estimate (or the range) of such loss and include a narrative description of such loss contingency, or, if an estimate of the loss (or the range) cannot be made, it will state that such an estimate cannot be made.

Item 11. Executive Compensation, page 93

3.	In future filings, please disclose in the Grant of Plan-Based Awards table the threshold and maximum amounts that can be earned under your Annual Incentive Plan. It appears that the table on page 32 of your Schedule 14A only includes the target amounts.

Response: In response to the Staff’s comments, in future filings the Company will disclose in the Grant of Plan-Based Awards table the threshold and maximum amounts that can be earned under the Company’s Annual Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 93

4.	Refer to the description of the Second Amended and Restated Investor Rights Agreement on page 16 of your Schedule 14A that you incorporate by reference. Please revise in future filings the description of this transaction to include the names of the related parties, their interest in the transaction, and any other material information. Refer to Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comments, in future filings the Company will include in the description of the Second Amended and Restated Investor Rights Agreement the names of the related parties, their interest in the transaction and any other material information.

Exhibit 23.1

5.	We note that the consent of your independent registered public accounting firm refers to the audit report dated August 22, 2012, however the audit report included in the Form 10-K on page 58 is dated August 23, 2012. Please have the consent revised accordingly and file with an amended Form 10-K.

Response: In response to the Staff’s comments, the Company plans to file an amended Form 10-K including the consent of the Company’s independent registered public accounting firm revised to refer to the audit report dated August 23, 2012.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Statements

Note 6. Intangible Assets, Net and Goodwill, page 14

6.	We note that you identified certain qualitative factors subsequent to September 30, 2012 that could have affected the fair value of the DMS reporting unit and, as a result, it appears you performed the first step of the goodwill impairment test at an interim date, the results of which indicated that goodwill was not impaired. We note that your market capitalization has sustained a significant decline subsequent to September 30, 2012 and currently appears to be lower than net book value. Please tell us whether you considered this, and any other factors, to constitute a triggering event that would more likely than not reduce the fair value of the DMS reporting unit below its carrying value requiring you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30. Please tell us if you performed an interim impairment test during or subsequent to the quarterly period ended December 31, 2012 and supplementally provide us with the following:

•	The percentage by which fair value of the DMS reporting unit exceeded its carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: In connection with the preparation of its Form 10-Q for the quarterly period ended December 31, 2012, the Company considered the guidance from ASC 350-20-35-30 and concluded that its market capitalization sustained a significant decline after December 31, 2012, to a value below the net book carrying value of the Company’s equity. As a result, the Company determined that it was more-likely-than-not that the fair value was less than the carrying amount, triggering the necessity to conduct a step one goodwill impairment test.

The Company respectfully advises the Staff that in its Form 10-Q filing for the quarterly period ended December 31, 2012, it will include disclosure similar to the disclosure set forth below, updated as appropriate to reflect actual results.

Form 10-Q for the quarterly period ended December 31, 2012

Note 6 Intangible Assets, Net and Goodwill

Goodwill is tested for impairment at the reporting unit level on an annual basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows and determining appropriate discount rates, growth rates, an appropriate control premium and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger impairment.

The Company has determined that DMS and DSS constitute two separate reporting units. The Company performs its annual goodwill impairment review during its fourth fiscal quarter or when indicators of impairment arise. The Company first tested its long-lived assets related to the DMS reporting unit as of December 31, 2012 and, based on the undiscounted cash flows, determined that these assets were not impaired. The Company’s public market capitalization sustained a decline after December 31, 2012, to a value below the net book carrying value of the Company’s equity. As a result, the Company determined that this triggered the necessity to conduct an interim goodwill impairment test.

A two-step process is required to test goodwill impairment. The first step is to determine if there is an indication of impairment by comparing the estimated fair value to its carrying value including goodwill. Goodwill is considered impaired if the carrying value exceeds the estimated fair value. Upon indication of impairment, a second step is performed to determine the amount of the impairment by comparing the implied fair value of the reporting unit’s goodwill with its carrying value. To estimate the fair value for step one, the Company utilized a combination of income and market approaches evenly weighted to estimate the fair value of the reporting units. The income approach involves discounting future estimated cash flows. The discount rate used is the value-weighted average of the reporting unit’s estimated cost of equity and debt (“cost of capital”) derived using, both known and estimated, customary market metrics. The Company performed sensitivity tests with respect to growth rates and discount rates used in the income approach. In applying the market approach, valuation multiples are derived from historical and projected operating data of selected peer companies; evaluated and adjusted, if necessary, based on the Company’s strengths and weaknesses relative to the selected peer companies; and applied to the appropriate historical and/or projected operating data to arrive at a fair value.

The Company completed step one of the impairment analysis for each of its reporting units and concluded that as of December 31, 2012, the fair value of its DMS reporting unit was below its carrying value, including goodwill. As such, step two of the impairment test was initiated. The Company was unable to complete the step two analysis prior to filing its condensed consolidated financial statements for the three months ended December 31, 2012, in this quarterly report due to the time consuming nature of such analysis and the complexities of determining the implied fair value of goodwill for the DMS reporting unit, but based on the work performed as of the filing date, the Company recorded an estimated goodwill impairment charge of $[            ] million. Any material difference between this estimate and the final amount determined in the step two evaluation, either positive or negative, will be recorded in the third quarter of fiscal 2013.

As requested by the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please contact me at (650) 578-7712.

Very truly yours,

/s/ Kenneth Hahn
Name: Kenneth Hahn
Title: Chief Financial Officer and Chief Operating Officer

cc:	Ergun Genc
PricewaterhouseCoopers LLP